FORESIGHT

INVESTOR PRESENTATION FORESIGHT GROUP



September 2022

FORWARD LOOKING STATEMENTS

- This presentation of Foresight Autonomous Holdings Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this presentation when it discusses its regulatory plans, the potential of its, and its subsidiaries', products, market trends and potential milestones, potential collaborations with strategic partners, the expected timing of its various projects with various partners, sales targets and sales potential.
- Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC") including, but not limited to, the risks detailed in the Company's registration statement on Form 20-F, filed with the SEC on March 31, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. The Company takes no responsibility for the content of any third parties, including third parties that are referenced in this presentation.

INTRODUCTION

Haim Siboni

Founder, CEO & Chairman

STRUCTURE


92.64%*
Public Float
7.36%*
MAGNA
Foresight Autonomous Holdings (FRSX)
100%
FORESIGHT AUTOMOTIVE
Vision-based accident prevention and autonomous driving systems
15.39%
Rail Vision
Vision-based systems for railway safety, security and maintenance
100%
FORESIGHT CHANGZHOU
Foresight Chinese Office
EYE-NET MOBILE
Cellular-based V2X system

*As of September 13, 2022

FINANCE

- Total funds raised to date $110 million
- Cash $35.6 million*



*As of June 30, 2022

MARKETS



AUTONOMOUS VEHICLES



MILITARY VEHICLES



INDUSTRIAL VEHICLES

ELBIT - FORESIGHT



ELBIT - FORESIGHT

QUADSIGHT™





FORESIGHT

Elbit Systems

ELBIT – FORESIGHT – PROCEEDING TO PHASE 3


ISRAEL MOD
FORESIGHT
Elbit Systems

THE AUTOMOTIVE MARKET



EYE-NET – THE PROBLEM WE'RE AIMING TO SOLVE



EYE-NET – THE PROBLEM WE'RE AIMING TO SOLVE



EYE-NET – THE PROBLEM WE'RE AIMING TO SOLVE



FORESIGHT AUTOMOTIVE - UPDATE

Doron Cohadier
VP of Business Development

FORESIGHT AUTOMOTIVE AT A GLANCE

Advanced Safety Driver Assistance and Autonomous Driving Vision Solutions

Employees
~75
Mainly R&D

10
Patents

Traded:
TASE, NASDAQ (FRSX)

Core Technology
Software & Algorithms

Mature Technology
adapted from operational surveillance applications

Founded:
2015

Value Proposition
3D perception stereo solutions

WHAT WE DO

Stereoscopic Technology

Automatic Calibration

3D Point Cloud

Long Wave Infrared (LWIR) Thermal Cameras

Sensor Fusion

Support ADAS L1-L2+: Creating Stereo From Visible-light Cameras

- ScaleCam™– improving accuracy at long distances
- Mono2Stereo™ –generating 3D perception from mono cameras

Support AD L4-L5: Fusing Stereo Visible-light And Thermal (LWIR)

- QuadSight® 2.0 - Operate in harsh lighting and weather conditions

Rain Snow Fog Glare Darkness

MARKET TREND - STRETCHING SENSOR CAPABILITIES

- Seeing farther, smaller objects with higher accuracy - ScaleCam™


ScaleCam™
Separated Stereo Cameras Solution
FORESIGHT
TEST VEHICLE

MARKET TREND - ENHANCING EXISTING ADAS SYSTEMS

- Improving performance of existing ADAS systems – Mono2Stereo™


Mono2Stereo™
Creating 3D stereo perception from existing mono cameras

MARKET TRENDS – EXTENDING DRIVING RANGE OF EV'S

- Passive technology - Less energy consumption = Extending range


EV

MARKET TREND – STEALTH CAPABILITIES IN DEFENSE

- Passive 3D perception – Operates in stealth mode - QuadSight® 2.0


3D PASSIVE POINT CLOUD
VISIBLE AND THERMAL CAMS

MARKET TRACTION – CUSTOMER ENGAGEMENTS

- Commercial agreement with Elbit Systems
- Customization project with Elbit for a 3D perception solution to meet the requirements of the Israeli Defense Forces (IDF) - Elbit presented our joint solution at Eurosatory defense exhibition
- Successfully completed proof of concept (POC) with a leading European OEM
- Joint POC with ZF - Global Top 3 Tier 1, project follows winning the CES 2022 pitch event
- Joint POC with Hitachi - Global stereo vision Tier 1
- Joint POC with leading American EV manufacturer
- Conducting multiple POC projects with leading OEM/Tier 1s in North America, Japan, Europe and China


FORESIGHT

JOINT POC WITH ZF – GLOBAL TIER 1

- Won CES pitch event in Jan. 2022
- Joint POC on Mono2Stereo™


Automating
Next
Generation
Mobility

JOINT POC WITH HITACHI – GLOBAL STEREO VISION TIER 1

- Hitachi develops stereo vision solutions for Subaru, Suzuki and others
- POC follows the successful evaluation of a QuadSight® vision system prototype
- Joint POC on Mono2Stereo™


EyeSight
Driver Assist Technology

HITACHI
Inspire the Next

ELBIT SYSTEMS & FORESIGHT'S JOINT SOLUTION

- Foresight's passive stereo technology to replace LiDAR by Elbit Systems Ltd. (Nasdaq/TASE: ESLT)
- Foresight's customized 3D perception solution is presented by Elbit on an IDF's Unmanned Vehicle at Eurosatory – the largest defense exhibition in Europe
- The solution is intended for several defense-related projects

Elbit Systems

FORESIGHT





MARKETS



Autonomous Vehicles



Military Vehicles



Industrial Vehicles

SALES CYCLE


Mass Production
Design Win
WE ARE HERE
Co-Development
Paid Proof of Concepts
Engagement (prototypes, tests & roadshows)

OPPORTUNITIES & DEVELOPMENTS IN THE DEFENSE WORLD

Major General (Ret.) Udi Adam

Senior advisor

AGENDA

- Definition of concepts
- Characteristics of the defense market
- Market size
- Trends in the coming decade - the evolution of the revolution
- Why Foresight?

CONCEPTS

- AFV - armored fighting vehicle
- Remotely controlled land/aerial/sea platforms
- UAV/UGV/USV - unmanned aerial/ground vehicle/surface vessel






APACHE4

CHARACTERISTICS OF THE DEFENSE MARKET

- Market leaders - USA, China, Russia, India
- Wide range of weapons - some very old and others very advanced. Long shelf life
- Finding technological solutions without endangering human life
- The lack of regulation accelerates projects
- The Ukraine-Russia war accelerated arming processes and changed European budgetary considerations

MARKET SIZE



TRENDS IN THE COMING DECADE - THE EVOLUTION OF THE REVOLUTION

Demos, feasibility trials, technology development tenders

Selection of winners, gearing up, US and NATO armies lead the way

Gearing up, Europe, Asia and Oceania armies

2012 → **2024** **2025** → **2030** → **2035~**



COMBAT SUPPORTERS FIRST









FIELD SECURITY AND BORDER PROTECTION







FRONT GUARD



"Refa'im" unit training - the multidimensional unit – photo by IDF spokesperson

THE FUTURE BATTLEFIELD





IN BETWEEN - UPGRADES OF EXISTING AVF FLEETS

Proving the feasibility of autonomous driving – MGCS*, OMFV**

2025



Demos, feasibility trials, technology development tenders

2030



Gearing up – US, West Europe, Asia and Oceania armies



*MGCS - main ground combat system
**OMFV - optionally manned fighting vehicle

WHY FORESIGHT? - FORESIGHT INSIDE

- Passive system!
- Software that interfaces with any embedded computer system
- Utilization and use of built-in components of weapons
- Depth map – point cloud - constitutes a general change in driving AFV at night and in challenging weather conditions
- Autocalibration - providing an immediate solution to autonomous and semi-autonomous driving in all terrain conditions
- “Crazy Stereo” – using any camera, placed anywhere on a vehicle
- Simplicity of operation - transparent to the user



CHINESE MARKET OVERVIEW

Oren Bar-On

VP of Operations & Business Strategy

HOW CHINA WILL HELP FUEL THE REVOLUTION IN AUTONOMOUS VEHICLES

McKinsey & Company

As for today, China is largest automotive market in the world.

In 2009, China passed the United States to become the world's largest and most important automotive market, expected to consume nearly 35 million light vehicles in 2022, almost 70 percent more than the United States.

China has the potential to become the world's largest market for autonomous vehicles.
In our base forecast, such autonomous vehicles could account for as much as 66 percent of the passenger kilometers, traveled in 2040, generating market revenue of $1.1 trillion from mobility services and $0.9 trillion from sales of autonomous vehicles by that year.
In unit terms, that means autonomous vehicles will make up just over 40 percent of new vehicle sales in 2040 in China.

CHINA AUTOMOTIVE– AUTONOMOUS VEHICLES FORECAST

Exhibit 1

Autonomous vehicles (AV) will travel about 66 percent of total passenger-kilometers in 2040.


Estimated passenger-kilometers traveled by vehicle type,[1] trillions
Estimated passenger-kilometers traveled by vehicle type,[1] %
Non-AV for private use
Non-AV for mobility service
AV for private use
AV for mobility service
4.6
8
9.9
13.8
2018
2025
2030
2040
90
10
79
21
1
11
65
23
2
11
55
29
5
66% AV

Note: Figures may not sum, because of rounding.
[1]Baseline scenario.

McKinsey&Company

CHINA AUTOMOTIVE– AV ADOPTION PHASES

Exhibit 2

Mass adoption of highly autonomous vehicles (AVs) in China will likely start in 2027.

Use cases and passenger-kilometers addressable by autonomous vehicles over time,[1] % of passenger-kilometers traveled

Phase 1, ~2023 | **Phase 2, ~2027** | **Phase 3, ~2032**


Low speed[2]
High speed
Nighttime
Rural
38%
Peak hours
Suburban
Bad weather
Urban
Low speed[2]
High speed
Nighttime
Rural
90%
Peak hours
Suburban
Bad weather
Urban
Low speed[2]
High speed
Nighttime
Rural
100%
Peak hours
Suburban
Bad weather
Urban

Technology ready and early adoption of constrained Level 4 AV technology

Start of mass commercialization of Level 4 AV technology

Full adoption with penetration into rural areas

[1]Suburban area has less traffic and more simple driving conditions than urban area.
[2]Driving speed no more than 60 km per hour.

McKinsey&Company

CHINA AUTOMOTIVE– THE OPPORTUNITY

- Beijingers spend an average of 1.5 hours everyday commuting – more than three times as much as the average US & Europe commuter. Autonomous vehicles will offer a potential solution to some of these infrastructure challenges.
- Best combination of growth/size remains in Distance Warning. AEB is the key feature in that category
- Chinese OEMs and Tier 1s are looking for foreign innovative technology to enable high levels of vehicle autonomy
- The automotive industry is backed up and motivated by strong government support and funding - Over the last five years, AV and component companies have received $7B in funding.
- During 2021, more than $100B was invested in the Chinese AV market (Merger & Acquisition, Development & Business Cooperation, Emerging Startup)
- Today, there are more than 150 registered AV companies in China

CHINA SUBSIDIARY – FORESIGHT CHANGZHOU LTD.

CICP – CHINA ISRAEL COOPERATION PARK



中国以色列常州创新园
ISRAEL

1,600,000 RMB Awards & Benefits Program

CHINESE SUBSIDIARY – FORESIGHT CHANGZHOU



⑭
⑨
⑧
⑬
⑦
⑫
⑥

FORESIGHT CHANGZHOU DEMO & TESTING GROUND

CHINA MARKET TRACTION

- Established a fully owned local subsidiary in China – Foresight Changzhou Automotive Ltd. – enabling local business development and partnerships
- Strategic cooperation agreement with Guide Infrared – Chinese #1 thermal sensors ODM
- Cooperation agreement with a Chinese leading Tier 1, Sunway-AI Technology (Changzhou) to commercialize autonomous technologies for the Chinese market
- Cooperation agreement with Shandong Institute of technology – Autonomous solutions
- Multiple POC projects with leading Chinese vehicle manufacturers
- Dozens of leads with OEMs and Tier 1s in Mainland China

SUNWAY AI & FORESIGHT'S COOPERATION

- Sunway AI, Tier 1, focuses on development, design, manufacturing and sales of intelligent vehicle products
- Core members of the management came from CAS, Bosch, BMW and BAIC group
- Foresight's visible light and infrared stereo technology is planned to be integrated into various autonomous solutions



FORESIGHT CHINA BUSINESS DEVELOPMENT




FORESIGHT







EYE-NET MOBILE - UPDATE

Shuki Herzlinger

VP of Business Development

EYE-NET

All Road-Users Safety Solution

Changing the road safety

paradigm



www.EyeNet-Mobile.com

ABOUT EYE-NET

Company Introduction

- An Israeli-based technology product company
- Founded 2018 - Started as a project in Foresight Automotive
- Engaged in design and development of cellular-based accident prevention solutions
- Offers a SW add-on (SDK) designed to provide real-time pre-collision alerts to all road users
- 1 PCT patent - System & method for preventing accidents & collisions (4 more in process)
- 25 Employees - And growing . . .

THE PROBLEM

What we are aiming to solve



EYE-NET

THE PROBLEM

What We Are Aiming To Solve



THE PROBLEM

What We Are Aiming To Solve



THE PROBLEM

What We Are Aiming To Solve



THE PROBLEM

What We Are Aiming To Solve

1.35M

According to the World Health Organization, every year there are 1.35M fatalities in road accidents

54%

54% of road fatalities are the vulnerable road users (pedestrians, motorcyclists and micro mobility users)

80%

Motor vehicles are involved in about 80% of crashes that result in the death of bicycle or e-scooter riders

101s

In an average, one pedestrian is killed every 101 seconds.

70%

Between 2017 & 2021 the num. of micro-mobility vehicles injuries in the U.S. increased by 70%.

Increase in smartphones' usage → Distraction

Micromobility usage in the urban environment

International Transport Forum. Safe Micromobility, OECD, 2020
World Health Organization , Dec. 2018
https://www.cbsnews.com/news/electric-scooter-electric-bike-accidents-rise-last-four-years/, Oct 2021

EYE-NET

SELF DRIVING TECHNOLOGY

Sensors Operation Fundamentals



Each sensor scans and analyzes a designated FIELD OF VIEW

Each sensor either alerts the DRIVER or gives an indication to the VEHICLE

SELF DRIVING TECHNOLOGY

The Future Of Connected Vehicles



SELF DRIVING TECHNOLOGY

The Future Of Connected Vehicles



- ✗ Additional costs
- ✗ Emitting technology
- ✗ Long penetration cycle
- ✗ Subject to a binding regulation
- ✗ Effective only for vehicles and infrastructure
- ✗ Complicated firmware version update process

EYE-NET

THE REVOLUTIONARY APPROACH

Changing The Road Safety Paradigm

- ✓ Alert ALL ROAD USERS (Drivers, Pedestrians, Cyclists, etc..)
- ✓ Foresee an oncoming collision (Without FOV dependency)
- ✓ Utilize an already EXISTING infrastructure
- ✓ SHORT penetration cycle
- ✓ NO additional costs
- ✓ EASY and intuitive
- ✓ NO regulation


EYE
NET

THE SOLUTIONS

Eye-Net offering



EYE-NET

THE SOLUTIONS

How Eye-Net Protect Works


THE SOLUTION

THE SOLUTIONS

Eye-Net Offering For 3rd Party Apps

Protect

Real-time pre-collision alerts to ALL road users by using smartphones

Availability - Available

Price

- ✓ FREE, and will remain free forever !

Features

- ✓ Side aspect collisions alerts
- ✓ Car brakes ahead alert
- ✓ End of week community stats notification

Protect **Plus**

Real-time pre-collision alerts to ALL road users, emergency service & 2 wheels awareness

Availability - Available

Price

- ✓ Per Month Per User
- ✓ 1.0 USD

Features

- ✓ Side aspect collisions alerts
- ✓ Car brakes ahead alert
- ✓ End of week stats notification
- ✓ Automatic emergency call
- ✓ Cyclists ahead notification

Protect **Pro**

Real-time pre-collision alerts to ALL road users, emergency service, 2 wheels awareness, family & community added values

Availability - COMING SOON !

Price

- ✓ Per Month Per User
- ✓ 1.75 USD

COMING SOON

Features

- ✓ Side aspect collisions alerts
- ✓ Car brakes ahead alert
- ✓ End of week stats notification
- ✓ Automatic emergency call
- ✓ Cyclists ahead notification
- ✓ Family / group safety
- ✓ Road assistance community

THE SOLUTIONS

Eye-Net Offering

Protect

Real-time pre-collision alerts to ALL road users by using smartphones

Availability - Available

Price

✓ FREE, and will remain free forever !

Features

✓ Side aspect collisions alerts
✓ Car brakes ahead alert
✓ End of week community stats notification

Protect **Plus**

Real-time pre-collision alerts to ALL road users, emergency service & 2 wheels awareness

Availability - Available[

Price

✓ Per Month Per User
✓ 1.0 USD

Features

✓ Side aspect collisions alerts
✓ Car brakes ahead alert
✓ End of week stats notification
✓ Automatic emergency call
✓ Cyclists ahead notification

Protect **Pro**

Real-time pre-collision alerts to ALL road users, emergency service, 2 wheels awareness, family & community added values

Availability - COMING SOON !

Price

✓ Per Month Per User
✓ 1.75 USD

COMING SOON

Features

✓ Side aspect collisions alerts
✓ Car brakes ahead alert
✓ End of week stats notification
✓ Automatic emergency call
✓ Cyclists ahead notification
✓ Family / group safety
✓ Road assistance community

THE SOLUTIONS

Unique Characteristics

MOST ROAD USERS
Protects most road users
(vulnerable & drivers)

SIDE IMPACT ALERTS
Identifies threats outside
the field of view

HARSH WEATHER
Works under all weather and
lighting conditions

ACCURATE
Exceptionally accurate
design with near zero FA

GDPR COMPLIANT
Anonymous service.
Requires no registration

OS Agnostic
iOS | Android | Linux
(maximal integration flexibility)

HANDS FREE
Runs as a background
process on iOS & Android

CAMERA FREE
Relies on existing cellular
infrastructures

EYE-NET



BUSINESS TRACTION

Main Business Achievement

EYE-NET

PRODUCT VALIDATION

What have been done to declare commercialization readiness

- ✓ Thousands of simulations
- ✓ Hundreds of demonstrations
- ✓ Dozens of trials
- ✓ A dozen of successful pilots
- ✓ A large-scale trial
- ✓ An extensive technological due-diligence
- ✓ One integration in Israel (In Process)

EYE-NET

BUSINESS TRACTION

Business Target Verticals & Geographies

3rd Party applications
Location-based apps (Navigation | Shared mobility | Fitness)

Micro-Mobility
Scooters / e-Bikes / Insurances / Mapping / Food Delivery

Automotive
Dashcams and AM / OEMs / Tier-1 / Info. systems / HUD / Motorcycles / Fleets






EYE-NET

CRITICAL MASS

The way to prove product efficiency



EYE-NET

CRITICAL MASS

Eye-Net Vs Road Accidents

- In 2021 - 361 people were killed in 333 fatal road accidents in Israel,
  in comparison to 326 fatalities in 288 fatal road accidents in an average between 2018-2022.
- Eye-Net is working to agree with a few companies to prove the Eye-Net efficiency
  - ✓ Enclosed territory with very high smartphones adoption
  - ✓ Density - Population / Sqr KM
  - ✓ Ability to protect millions in a single integrati
  - ✓ Full transparency and data sharing




Eye-Net's Global Activity
Partners' App
Protect Events
Movement Mode
Protect Plus Events
Partner3 App Version
Velocities
Remote Clients Analyzed
Global Users
100.00K
New Users
10K
Feature Package
Protected Hours
4.99M

EYE-NET

SUMMARY

In A Nutshell


EYE-NET PROTECTION

SUMMARY

In A Nutshell

- Eye-Net is a global solution that answers a real need
  - ✓ Smart | Simple | Save lives | Save money | Short penetration cycle
- Protects ALL road users
- First to the market
- FULL (tried and tested) multi-platform safety solution
- Fruit of more than 5 years of development
- Available for commercial integration

EYE-NET

All Road-Users Safety Solution


RADIO
MEDIA
PHONE
VOICE
WATCH OUT
NAV
TRAFFIC
CAR
MENU
REST
MENU
SYNC
AUTO
A/C

SUMMARY & Q&A

Haim Siboni

Founder, CEO & Chairman

STRUCTURE



92.64%*
Public Float
7.36%*
MAGNA
Foresight Autonomous Holdings (FRSX)
100%
FORESIGHT AUTOMOTIVE
Vision-based accident prevention and autonomous driving systems
15.39%
Rail Vision
Vision-based systems for railway safety, security and maintenance
100%
FORESIGHT CHANGZHOU
Foresight Chinese Office
EYE-NET MOBILE
Cellular-based V2X system

*As of September 13, 2022

SUMMARY & ACCOMPLISHMENTS - ELBIT

- Foresight's solutions replace LiDAR
- Phase 1 + 2 completed
- Proceeding to Phase 3 with an order of $250,000



Elbit Systems
SMARTSHOOTER

ACCOMPLISHMENTS - HITACHI

- Paid POC project
- Phase 1+2 completed successfully
- Developing a stereo system from existing overlapping cameras – 120° and 200°

HITACHI
Inspire the Next

ACCOMPLISHMENTS - ZF

- Paid POC project
- Phase 1+2 completed successfully
- **Waiting for phase 3**
- Developing a stereo system from existing overlapping cameras – 120° and 180°

ACCOMPLISHMENTS - SUNWAY

- POC project completed
- Signed MOU
- Developing stereo solutions for semi and fully autonomous vehicles

顺为智能
SUNWAY-AI

ACCOMPLISHMENTS – LEADING EUROPEAN OEM

- Paid POC project
- Phase 1+2 completed successfully
- **Waiting for phase 3**
- Developing a stereo system from existing overlapping cameras – 120° and 200°



ACCOMPLISHMENTS – LEADING AMERICAN EV OEM

- Signed agreement for paid POC
- ScaleCam™ solution – separating stereo cameras on a large baseline




FORESIGHT
THANK YOU!
Info@foresightauto.com
www.foresightauto.com